
03043730

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


DEC 30 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NiSource Inc.	0001111711
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Application/Declaration on Form U-1/A Exhibit E	File No: 70-10169
Electronic Report, Schedule or Registration Statement of Which the Documents Are A Part (give period of report)	SEC File Number, if available

PROCESSED
DEC 31 2003
THOMSON FINANCIAL

Andrew F. MacDonald
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of __________, State of ________, [month] ____, 200[_].

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on December 30, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

THELEN REID & PRIEST LLP
Counsel to NiSource Inc.

....
(Title)



Exhibit E

Complete Corporate Structure of NiSource Inc. and Direct Subsidiaries as of December 1, 2003


NiSource Inc. (DE)
NiSource Capital Markets, Inc.
Columbia Energy Group (DE)
NiSource Corporate Services Company (DE)
NiSource Finance Corp.
Bay State Gas Company (MA)
Northern Indiana Fuel and Light Company, Inc.
Granite State Gas Transmission, Inc. (NH)
NiSource Retail Services, Inc. (DE)
NiSource Development Company, Inc.
NiSource Energy Technologies, Inc.
NI Energy Services, Inc.
PEI Holdings, Inc.
EnergyUSA, Inc. (IN)
IWC Resources Corporation
Kokomo Gas and Fuel Company
Northern Indiana Public Service Company

Shaded boxes represent regulated energy distribution companies.
Pentagonal shaped boxes represent FERC-regulated pipeline companies.
Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Corporate Center Subsidiaries as of December 1, 2003


NiSource Inc. (DE)
Environmental Challenge Fund, Inc.
NiSource Charitable Foundation
NiSource Inc. PAC
NiSource Corporate Services Company (DE)
NiSource Finance Corp.
NiSource Capital Markets, Inc.
Columbia Energy Group (DE)
Columbia Gas of Ohio, Inc. PAC
Columbia Gas Transmission Corp. PAC
Columbia Gas of Kentucky, Inc. Employees Political Action Committee
Northern Indiana Public Service Company PAC
NiSource Insurance Corporation Limited (Bermuda)
Columbia Accounts Receivable Corporation (DE)

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

NiSource Business Services Subsidiaries as of December 1, 2003


NiSource Inc.
(DE)
NiSource
Corporate
Services
Company
(DE)

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Energy Distribution Subsidiaries
(with Additional Other Products and Services Subsidiaries)
as of December 1, 2003


NiSource Inc.
(DE)
NiSource Corporate Services Company (DE)
Energy USA, Inc. (IN)
Columbia Energy Group (DE)
Bay State Gas Company (MA)
NI Energy Services Trans-portation, Inc.
Columbia Gas of Maryland, Inc. (DE)
Columbia Gas of Pennsylvania, Inc. (PA)
Columbia Assurance Agency, Inc. (OH)
Bay State GPE, Inc. (MA)
Northern Utilities, Inc. (NH)
Boundary Gas, Inc. (12.25%) (MA)
Columbia Gas of Kentucky, Inc. (KY)
Columbia Gas of Ohio, Inc. (OH)
Columbia Gas of Virginia, Inc. (VA)
Boundary Gas, Inc. (2.8%) (MA)

1. This company does not belong to this group of companies, but the function of Energy Supply Services does.
2. These companies do not belong to this group of companies, but their subsidiaries shown here do.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Indiana Energy Subsidiaries
as of December 1, 2003



NiSource Inc. (DE)
Northern Indiana Public Service Company
Kokomo Gas and Fuel Company
Northern Indiana Fuel and Light Company, Inc.
NiSource Development Company, Inc.[1]
NIPSCO Receivables Corporation
KGF Trading Company
Northern Indiana Trading Company, Inc.
South Works Power Company

1. This company does not belong to this group of companies, but its subsidiary shown here does.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Complete Pipeline Subsidiaries
(with Additional Other Products and Services Subsidiaries)
as of December 1, 2003



NiSource Inc. (DE)
Granite State Gas Transmission, Inc. (NH)
Bay State Energy Enterprises, Inc. (MA)
NI Energy Services, Inc[1]
NESI Power Marketing, Inc.
NiSource Energy Services Canada, Ltd. (CDN)
NESI Energy Marketing Canada Ltd. (70%) (CDN)
Crossroads Pipeline Company
Columbia Energy Group (DE)[2]
Columbia Gas Transmission Corporation (DE)
Millennium Pipeline Company, L.P. (DE) (47.025%)
Millennium Pipeline Management Company, L.L.C. (DE) (47.5%)
Millennium Pipeline Company, L.P. (DE) (1%)
Columbia Gulf Transmission Company (DE)
Columbia Deep Water Services Company (DE)
Columbia Network Services Corporatoin (DE)
CNS Microwave, Inc. (DE)

1. This company and subsidiaries, other than Crossroads Pipeline Company, do not belong to this group of companies.
2. This company does not belong to this group of companies, but its subsidiaries shown here do.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Certain Other Products and Services Subsidiaries as of December 1, 2003


NiSource Inc. (DE)
Energy USA, Inc. (IN)
Energy USA-TPC Corp.
Energy USA-Appalachian Corp.
PEI Holdings, Inc.
Whiting Clean Energy, Inc. (BPAmoco)
Whiting Leasing LLC

1. This company does not belong to this group of companies, but its subsidiaries shown here do.
2. Formed but not yet organized.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.


North Lake Energy Corporation (Inland)

Energy Technologies Subsidiaries/Investments as of December 1, 2003



NiSource Inc. (DE)
NiSource Energy Technologies, Inc. (IN)
Acumentrics Corporation (MA) (3.12%)
MOSAIC Energy, LLC (DE) (32.63%)
SunPower Corporation (CA) (14.66%)
Corning Incorporated (NY) (.0025%)
Capstone Turbine Corporation (.015%)
Covance Inc. (DE) (.0078%)
Evergreen Solar, Inc. (.1277%)
Quest Diagnostics Incorporated (DE) (.0047%)
Proton Energy Systems, Inc. (.0028%)
CID Equity Capital III, L.P. (DE) (2.04%)
Nth Power Technologies Fund II-A, L.P. (CA) (5.44%)
Nth Power Technologies Fund II, L.P. (CA) (4.07%)
Utech Climate Challenge Fund, L.P. (DE) (17.87%)
EnerTek Partners, L.P. (DE) (16.54%)

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Certain Other Products and Services Subsidiaries as of December 1, 2003



NiSource Inc. (DE)
NiSource Development Company, Inc.
NDC Douglas Properties, Inc.[1]
Cardinal Property Management, Inc.
Lake Erie Land Company
N Squared Aviation, LLC (33%) (DE)
JOF Transportation Company
The Wellingshire Joint Venture (50% GP)
SCC Services, Inc.
Illinois Indiana Development Company, LLC (IL) (40%)
Chicago SouthShore & South Bend Railroad Co. (GP) (40%)

1. The following are entities in which NDC Douglas Properties, Inc. owns an interest: Bittersweet Pointe Associates, L.P., Douglas Pointe Associates, L.P., Douglas Pointe II Associates, L.P., Douglas Pointe III Associates, L.L.C., Dunedin I LLC, Dunedin II LLC, Hebron Pointe LLC, House Investments - Midwest Corporate Tax Credit Fund, L.P., Kingsmill Development Co., LLC, Prestwick Square of Fort Wayne Associates, L.P., Robertson Building, LLC and Woodland Crossings, LLC.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Certain Other Products and Services Subsidiaries as of December 1, 2003



NiSource Inc. (DE)
Energy USA, Inc. (IN)
NI-TEX, Inc.
NI Fuel Company, Inc.
Energy USA, Inc. (MA)
Energy USA Commercial Energy Services, Inc.
Laredo Nueces Pipeline Company (50%) (TX)
Bristol Resources Production Company, L.L.C. (84%) (DE)
Energy USA Engineering, Inc. (CT)
Energy SPE, Inc. (MA)

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

IWC Resources Corporation and Subsidiaries
as of December 1, 2003



NiSource Inc.
(DE)
IWC
Resources
Corporation
Harbour
Water
Corporation
Irishman's
Run
Acquisition
Corp.
Indianapolis
Water
Company
IWC Morgan
Water
Corporation
Liberty Water
Corporation
The
Darlington
Water Works
Company
White River
Environmental
Partnership,
Inc.

Shaded boxes represent regulated energy distribution companies.
Pentagonal shaped boxes represent FERC-regulated pipeline companies.
Cirlces represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.

Certain Other Product and Services as of December 1, 2003


NiSource Inc. (DE)
Columbia Energy Group[1] (DE)
Columbia Remainder Corporation (DE)
Columbia Atlantic Trading Corporation (DE)
Columbia Energy Services Corporation (KY)
Haverstraw Bay, LLC (DE)
NewPower Holdings, Inc. (.9%)(DE)
eVulkan, Inc. (1%)

1. This company does not belong to this group of companies, but its subsidiaries shown here do.

Shaded boxes represent regulated energy distribution companies. Pentagonal shaped boxes represent FERC-regulated pipeline companies. Circles represent not-for-profits. Each subsidiary is 100% owned, unless a smaller percentage is indicated. All entities are organized in Indiana unless otherwise noted.